Exhibit 99.2

ALTAGAS CHARTS A NEW COURSE FOR CANADIAN ENERGY

WITH FIRST CARGO AND GRAND OPENING OF RIDLEY ISLAND PROPANE EXPORT TERMINAL

Canada emerges as a global propane supplier with completion of the country’s first liquefied petroleum gas (LPG) marine export facility

Calgary, Alberta (May 28, 2019)

AltaGas Ltd. (AltaGas) (TSX: ALA) today celebrates the grand opening of its Ridley Island Propane Export Terminal (RIPET), located in Prince Rupert, British Columbia — the first marine export facility for propane in Canada. The facility began introducing propane feedstock in mid-April, and the first shipment departed the terminal on May 23, 2019 bound for Asia.

“The completion of this game-changing project and the shipment of our first cargo are historic milestones for AltaGas, as well as for our project partners, customers, local Indigenous Peoples, surrounding communities, and western Canada’s upstream energy sector,” said Randy Crawford, AltaGas’ President and Chief Executive Officer. “With RIPET now operational, we can offer producers a uniquely complete solution for their propane, providing premium netbacks and market optionality, while also positioning AltaGas to profitably grow our Midstream footprint — a true win-win for AltaGas and our customers.”

RIPET allows AltaGas to leverage the strength of its assets along the energy value chain in western Canada — from gas gathering and processing, to liquids handling, fractionation and export — by attracting increasing volumes and enhancing throughput. The ability to provide access to premium overseas markets, where demand for cleaner fuels is growing, is anticipated to be a significant catalyst for further growth within AltaGas’ Midstream business.

“RIPET signals to our customers overseas that Canada can deliver on energy exports, and the facility will make significant long-term contributions to international trade, support economic growth in northern B.C., and provide immediate access to clean-burning fuel in Asian markets, where demand is particularly strong,” said Mr. Crawford. “We’ve been extremely fortunate to work with a collaborative and experienced joint-venture partner in Royal Vopak and an extraordinary customer in Astomos.”

In 2017, AltaGas entered a multi-year agreement with Astomos Energy Corporation, a Japanese propane importer and distributor, to purchase at least 50 percent of the propane shipped from RIPET annually. RIPET provides producers and customers with a significant locational advantage given comparatively short shipping distances to markets in Asia — notably a 10-day shipping time from Canada’s West Coast compared to 25 days from the U.S. Gulf Coast.

“The ability to import Canadian propane is a significant advantage for Japan, as it provides greater energy security and supply diversification, while also enabling Canada to maximize the value of its natural resources,” said Seiya Araki, President of Astomos Energy Corporation. “This first-of-its-kind project demonstrates to the world what can be achieved through effective partnerships between Canadian and Japanese companies, and will ultimately benefit both countries for decades to come.”

In total, RIPET is expected to ship approximately 1.2 million tonnes of propane annually to customers in Asia. Asia is the world’s largest importer of LPG, with as many as 24 million households using propane for heating and cooking in Japan alone. Propane is also an important feedstock for the petrochemical industry, and fuels nearly 25 million vehicles worldwide.

Throughout the design and construction of RIPET, AltaGas worked closely with local Indigenous Peoples, communities and all levels of government to develop opportunities for economic and social development, skills training, and emergency response preparedness. The project provided more than 200 jobs during the construction phase, and will provide up to 40 additional permanent jobs for the local economy now that the facility is operational. AltaGas also worked closely with emergency responders in Port Edward and Prince Rupert, providing training and financial support to ensure the safety of nearby communities.

RIPET is owned by a joint venture between AltaGas (as to a 70 percent interest) and a Canadian subsidiary of Royal Vopak (as to a 30 percent interest). Royal Vopak is one of the world’s leading independent tank storage companies, with significant experience in marine terminals worldwide. Pursuant to the arrangement, AltaGas has the right to 100 percent of the capacity of RIPET.

“We are very excited about this important milestone in our good and strategic partnership with AltaGas. AltaGas is a well-respected Canadian company with experience in developing energy projects, while storage and handling of gas is an important strategic focus area for Vopak. This export facility opens market access for western Canadian producers to Asia, a premium market for propane,’’ said Eelco Hoekstra, Chairman of the Executive Board and CEO of Royal Vopak.

QUOTES

“Good partnerships can only form when both parties get to know each other. AltaGas is a good community partner. They included us from the beginning, respected us, trusted us, and worked with us to understand what our community needs. Together, we developed a training program so our people could get good jobs and enjoy the benefits they provide.”

Mayor John Helin, Lax Kw’alaams

‘“AltaGas approached the development of their Ridley Island project respectfully, by engaging us early and providing regular updates. They worked with us to accommodate our interests and to find mutually beneficial solutions for their project and our community.”

Chief Councillor Harold Leighton, Metlakatla First Nation

“Our government supports global energy security and diversification of export markets for Canada’s natural resources. This project will accelerate progress towards a clean energy future and help position Canada as a global supplier of clean, low-cost energy.”

The Honourable Amarjeet Sohi, Canada’s Minister of Natural Resources

“The newly opened AltaGas Propane Export Terminal is creating good, sustainable jobs and economic development for the North Coast. This project shows that taking care of our air, land and water isn’t just the right thing to do - it’s good for the bottom line.”

The Honourable John Horgan, Premier of British Columbia

About AltaGas

AltaGas is an energy infrastructure company with a focus on regulated utilities, midstream, and power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Media can access additional multimedia assets on the AltaGas website at www.altagas.ca/ripet

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FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: potential growth of AltaGas’ Midstream footprint; potential benefits of access to Asian markets; expected long term benefits of RIPET to international trade and Canadian, Japanese and B.C. economic growth; estimated volume of annual propane shipments from RIPET; and anticipated job creation.  Material assumptions include: commodity prices; demand for propane in the Asian markets; operational expenses; returns on investments; and labour requirements.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: general economic conditions; consumption risk; market risk; foreign exchange risk; volume throughput; counterparty credit risk; dependence on certain partners; natural gas supply risk; operating risk; changes in laws; risk management costs and limitations; regulatory; climate change and carbon tax; construction and development; RIPET rail and marine transportation; litigation; infrastructure; underinsured and uninsured losses; labour relations; failure of service providers; technical systems and processes incidents; compliance with applicable law; and the other factors discussed under the heading “Risk Factors” in the Corporation’s Annual Information Form for the year ended December 31, 2018 (AIF) and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management’s (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas’ website at www.altagas.ca or through SEDAR at www.sedar.com.